                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                                ACTEL CORPORATION
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   004934 10 5
                                 (CUSIP Number)


                         Texas Instruments Incorporated
                         13500 North Central Expressway
                               Dallas, Texas 75265
                          Attention: Richard J. Agnich
                                 (972) 995-4855
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 August 20, 1997
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

  .






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---------------------------------                  -----------------------------
     CUSIP No. 004934 10 5            13D               Page 2 of 5 Pages
---------------------------------                  -----------------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Texas Instruments Incorporated
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
        N/A                                                   (b)
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
        OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       1,621,578
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         0
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         1,621,578
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,621,578
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        7.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
================================================================================




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---------------------------------                  -----------------------------
      CUSIP No. 004934 10 5             13D               Page 3 of 5 Pages
---------------------------------                  -----------------------------


     This Amendment No. 3 to Schedule 13D amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about November 7, 1995, as amended and restated by Amendment No. 1 filed with the SEC on April 8, 1997 and further amended by Amendment No. 2 filed with the SEC on April 10, 1997 (the "Schedule 13D"), by Texas Instruments Incorporated ("TI"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

Item 5      Interest in Securities of Issuer.

      (a) TI beneficially owns 1,621,578 shares of the Issuer Common Stock (representing approximately 7.8% of the outstanding shares of such class of securities).

      (b) TI has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,621,578 shares of Issuer Common Stock.

      (c) The following transactions in the Issuer Common Stock were effected by TI since the date of the event requiring the filing of the most recent amendment to the Schedule 13D*:

             Date       No. of Shares   Sale/Purchase     Price per Share


            8/13/97         50,000           Sale              $21.38
            8/14/97         15,000           Sale              $21.00
            8/14/97         35,000           Sale              $21.13
            8/15/97         15,000           Sale              $21.00
            8/18/97         50,000           Sale              $20.75
            8/18/97         20,000           Sale              $20.50
            8/19/97         25,000           Sale              $20.50
            8/19/97         25,000           Sale              $20.63
            8/19/97         25,000           Sale              $20.75
            8/19/97         25,000           Sale              $20.88
            8/19/97         20,000           Sale              $21.13
            8/20/97         30,000           Sale              $21.00
            8/20/97         30,000           Sale              $20.88
            8/22/97         25,000           Sale              $20.75

            All of the above transactions were effected in brokers' transactions on the Nasdaq National Market pursuant to Rule 144 under the Securities Act of 1933, as amended. The price per share is the average price for the sale of such shares on the referenced date, excluding brokerage commissions.

         * Amendment No. 2 to Schedule 13D erroneously reported a sale of 135,000 shares on April 8, 1997 at a price per share of $20.928674 and 10,000 shares on April 9, 1997 at a price per share of $21.00. Only 80,000 shares were sold on April 8, 1997 at a price per share of $20.86, and only the 20,000 shares reported on Amendment No. 2 at a price per share of $20.6375 were sold on April 9,



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---------------------------------                  -----------------------------
      CUSIP No. 004934 10 5             13D              Page 4 of 5 Pages
---------------------------------                  -----------------------------


            1997. This Amendment No. 3 also amends such Amendment No. 2 to delete the references to the two sales listed in the first sentence of this footnote and replace them with the sale of 80,000 shares on April 8, 1997 at a price per share of $20.86 as referenced in the immediately preceding sentence.

      (d)   N/A

      (e)   N/A

Item 7      Material to be Filed as Exhibits.

            None




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---------------------------------                  -----------------------------
     CUSIP No. 004934 10 5               13D            Page 5 of 5 Pages
---------------------------------                  -----------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TEXAS INSTRUMENTS INCORPORATED


      August 27, 1997                     By:    /s/ William A. Aylesworth
           Date                           Name:  William A. Aylesworth
                                          Title:   Senior Vice President